UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                                 0-14706
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                                                             SEC File Number
                                                                457030104
                                                           -------------------
                                                              CUSIP Number

                           NOTIFICATION OF LATE FILING

(Check One)[X]Form 10-K [ ]Form 20-F []Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                      For Period Ended: September 25, 2004
                                        ------------------

                      [ ]    Transition Report on Form 10-K
                      [ ]    Transition Report on Form 20-F
                      [ ]    Transition Report on Form 11-K
                      [ ]    Transition Report on Form 10-Q
                      [ ]    Transition Report on Form N-SAR
                      For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

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                         PART I - REGISTRANT INFORMATION

        Ingles Markets, Incorporated
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Full Name of Registrant

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Former Name if Applicable


2913 US Highway 70 West
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Address of Principal Executive Office (street and number)

Black Mountain, North Carolina 28711
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]    (a)           The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

 [X]    (b)           The subject annual report, semi-annual report, transition
                      report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
                      N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                      or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and

 [ ]    (c)           The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

        The registrant is the subject of an informal inquiry by the Securities and Exchange Commission (SEC) regarding the accounting for a vendor contract it entered into in 2002. The SEC has requested certain documentation regarding that vendor contract, other large vendor contracts entered into from 2002 through 2004, and related accounting documents. The Audit Committee of registrant's Board of Directors has initiated a review of the accounting issues arising out of the inquiry and others that may arise and has retained independent legal counsel to assist with that review.

        Based on information identified to date related to fiscal years 2001 through 2004, the registrant had determined that certain vendor consideration was included in the determination of operating income in the incorrect periods and has identified certain revenue and expense items that were incorrectly recorded. Management believes that the registrant may restate its financial statements for certain of the periods under review primarily to move recognition of certain vendor payments from earlier to later periods.

        The completion of the internal inquiry is a condition to management's preparation of final, accurate financial statements and thus the completion of Ernst & Young's audit for fiscal 2004 and the registrant's Form 10-K. As a consequence, the registrant will not be able to file its Form 10-K by the prescribed due date without unreasonable effort and expense.


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


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Brenda S. Tudor                        (828) 669-2941
        ----------------------------           ---------------------------------
                 (Name)                            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                                    SIGNATURE

          The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Ingles Markets, Incorporated


Date:   December 9, 2003            By:    /s/ Brenda S. Tudor
        -------------------            -----------------------------------------
                                    Brenda S. Tudor, Vice President - Finance
                                    and Chief Financial Officer


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